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Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com

December 26, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ken Ellington

Re:	DoubleLine Income Solutions Fund (“DSL”) (File No. 811-22791)

DoubleLine ETF Trust (“ETF Trust”) (File No. 811-23746)

Dear Mr. Ellington,

Thank you for your oral comments provided on December 16, 2024, regarding your review of the Form N-CSR filings for the period ended September 30, 2024 for ETF Trust and DSL (together, the “Registrants”), each of which was filed with the Securities and Exchange Commission on November 29, 2024. Your comments are summarized below, followed by the Registrants’ response.

*  *  *

1.	Comment: In the Schedule of Investments for DSL, please include the expiration date for any rights held by the fund.

Response: DSL confirms that it intends to include the expiration date for any rights disclosed on its Schedule of Investments in its next Form N-CSR filing.

2.

Comment: For DSL and each series of ETF Trust, consider disclosing the total dollar amount and percentage of each fund’s portfolio that are represented by securities exempt from registration under Rule 144A of the Securities Act of 1933, as amended (“Restricted Securities”).

Division of Investment Management	- 2 -	December 26, 2024

Response: The Registrants intend to include the total dollar amount and percentage of a fund’s portfolio that are represented by Restricted Securities in its next Form N-CSR filing.

3.

Comment: The staff noted that DoubleLine Opportunistic Bond ETF (“DBND”), a series of ETF Trust, discloses at Note 2.G, certain unfunded loan commitments but does not include a reference to this note as a line item in DBND’s Statements of Assets and Liabilities. Please explain the absence of this cross-reference in reference to Article 6-04.15 of Reg S-X.

Response: ETF Trust appreciates the Staff’s comment and believes the omission of this line item was inadvertent. ETF Trust confirms that it intends to include the line item titled “Commitments and Contingent Liabilities” as contemplated by Article 6-04.15 of Reg S-X for its series that have commitments and contingent liabilities in its next Form N-CSR filing for each ETF.

4.

Comment: The staff noted that DoubleLine Shiller CAPE® US Equities ETF (“CAPE”), a series of ETF Trust, invests significantly in real estate investment trusts (“REITs”). Please add disclosure to the Notes to Financial Statements stating that the distributions received from REITs may be classified as dividends, capital gains, and/or return of capital.

Response: If CAPE discloses significant exposure to REITs in its next N-CSR filing, ETF Trust intends to include the requested disclosure in the Notes to Financial Statements.

5.

Comment: The staff notes that Item 4(e)(2) of Form N-CSR for ETF Trust states that “100% of services described in each of Items 4(b) through (d) were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.” The Staff noted, however, that paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X provides a waiver of the pre-approval requirement by an audit committee and would not apply in instances when approval by an audit committee was obtained. Please confirm this disclosure.

Response: ETF Trust confirms that it did not rely upon any waiver of the referenced pre-approval requirement permitted under (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the period covered by the referenced filing and intends to include disclosure more clearly to that effect in its next filing on Form N-CSR.

6.

Comment: The Staff noted that the title of the individual signing the certifications required by Rule 30a-2(a) under the Investment Company Act of 1940 attached as exhibits to the N-CSR (the “1940 Act Certifications”) does not specifically include the title of “Principal Executive Officer.” The Staff requests that the Registrants confirm in correspondence that the individual that signed the 1940 Act Certifications is the Principal Executive Officer of the Registrant. The Staff also requested that, going forward, the Registrant confirm that these titles will be included in the 1940 Act Certifications.

Division of Investment Management	- 3 -	December 26, 2024

Response: The Registrants confirm that the individual who signed the 1940 Act Certifications was the Principal Executive Officer and the Registrants intend to include the requested title in the 1940 Act Certifications filed as exhibits in the Registrants’ next Form N-CSR filings.

* * *

We hope the foregoing responses adequately address the staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Jeremy C. Smith, Esq.

Edison Wong, Esq.